Exhibit 10.1
EXECUTION COPY

ASSET PURCHASE AGREEMENT
Between
TOM’S FOODS INC., as Seller,
AND
COLUMBUS CAPITAL ACQUISITIONS, INC., as Buyer
Dated as of October 17, 2005

i

SCHEDULES

Schedule 1.1(a)	-	Real Property
Schedule 1.1(b)	-	Owned Machinery and Equipment
Schedule 1.1(c)	-	Acquired Contracts
Schedule 1.1(e)	-	Inventory and Inventory Locations
Schedule 1.1(f)	-	Supply Locations
Schedule 1.1(g)	-	Acquired Intellectual Property
Schedule 1.1(h)	-	Motor Vehicles
Schedule 1.1(i)	-	Information Technology Owned, Leased or Licensed
Schedule 1.1(j)	-	Permits
Schedule 1.1(r)	-	Chattel Paper
Schedule 1.1(v)	-	Letters of Credit
Schedule 1.1(w)	-	Accounts
Schedule 1.2(b)	-	Excluded Contracts
Schedule 1.2(d)	-	Miscellaneous Excluded Assets
Schedule 1.3	-	Assumed Liabilities
Schedule 1.6(b)	-	Estimated Pre-Petition Cure Costs
Schedule 3.2(d)	-	Significant Leased Property
Schedule 4.1(d)(i)	-	Reports not Filed
Schedule 4.1(g)	-	Sellers Consents and Approvals
Schedule 4.1(h)	-	Compliance with Laws
Schedule 4.1(i)	-	Litigation
Schedule 4.1(k)(i)	-	Overdue Intellectual Property Fees
Schedule 4.1(k)(ii)	-	Violations of Intellectual Property

Schedule 4.1(k)(iii)	-	Claims and Investigations of Intellectual Property
Schedule 4.1(l)	-	Information Technology
Schedule 4.1(m)	-	Permit Violations
Schedule 4.1(n)	-	Contract Actions; Invalid Contracts
Schedule 4.1(o)	-	Environmental Matters
Schedule 4.1(p)	-	Insurance
Schedule 4.1(q)	-	Real Property Matters
Schedule 4.1(r)	-	Accounts Receivable
Schedule 4.1(s)	-	Inventories
Schedule 4.1(t)	-	Absence of Certain Changes
Schedule 4.1(v)	-	Non-Executive Employees
Schedule 5.1(a)	-	Exceptions to Seller’s Conduct of Business
Schedule 5.4(b)	-	Executive Employees

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 17, 2005 (the “Execution Date”), is made by and between Tom’s Foods Inc., a Delaware corporation (“Seller”), and Columbus Capital Acquisitions, a North Carolina corporation, (“Buyer”), and for purposes of Section 5.7 hereof, Lance, Inc., a North Carolina corporation and the sole owner of Buyer (“Parent”). Capitalized terms used in this Agreement are defined or cross-referenced in Article 11.
BACKGROUND INFORMATION
     A. On April 6, 2005 (the “Petition Date”), Seller commenced a voluntary case for reorganization (the “Bankruptcy Case”) under chapter 11 of the Bankruptcy Code, 11 U.S.C. § 101-1330 (the “Bankruptcy Code”), in the United States Bankruptcy Court for the Middle District of Georgia (the “Bankruptcy Court”), and Seller has retained possession of its assets and is authorized under the Bankruptcy Code to continue the operation of its business as a debtor in possession.
     B. Buyer desires to purchase the Acquired Assets and assume the Assumed Liabilities from Seller, and Seller desires to sell, convey, assign and transfer to Buyer the Acquired Assets together with the Assumed Liabilities, all in the manner and subject to the terms and conditions set forth in this Agreement and in accordance with sections 105, 363, 365 and 1146 and other applicable provisions of the Bankruptcy Code.
     C. The Acquired Assets and Assumed Liabilities shall be purchased and assumed by Buyer pursuant to an order (the “Bankruptcy Sale Order”) approving such sale, free and clear of all liens, Claims, encumbrances and interests, pursuant to sections 105, 363, 365 and 1146 of the Bankruptcy Code, which order will include the authorization for the assumption by Seller and assignment to Buyer of the Acquired Contracts and the liabilities thereunder in accordance with section 365 of the Bankruptcy Code, all in the manner and subject to the terms and conditions set forth in this Agreement and the Bankruptcy Sale Order and in accordance with other applicable provisions of the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”).
     D. On September 23, 2005, the Bankruptcy Court entered the Order pursuant to 11 U.S.C. §§ 105, 363, and 365 and Fed. R. Bankr. P. 2002 and 6004: (A) Authorizing and Scheduling an Auction for the Sale of Substantially all of the Debtor’s Assets Free and Clear of all Liens, Claims, Interests, and Encumbrances; (b) Approving Bidding Procedures Governing Auction Sale; (c) Approving the Form and Manner of Notice of the Sale Pursuant to Fed. R. Bankr. P. 2002 and 6004; and (d) Fixing Procedures for Determination of Cure Amounts with Respect to Executory Contracts and Unexpired Leases (the “Bidding Procedures Order”).
STATEMENT OF AGREEMENT
     NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer hereby agree as follows:

ARTICLE 1. PURCHASE AND SALE OF THE ACQUIRED ASSETS
     SECTION 1.1 Transfer of Acquired Assets.
     At the Closing, and upon the terms and conditions herein set forth, Seller shall sell to Buyer, and Buyer shall acquire from Seller, all right, title and interest of Seller in, to and under the Acquired Assets, free and clear of all Liens (other than Permitted Liens) and all Claims. As used herein, the term “Acquired Assets” shall mean all of the properties, assets and rights of Seller and all of the proceeds thereof, wherever located, whether real or personal, tangible or intangible, existing or hereafter acquired and whether or not reflected on the books or financial statements of Seller, excluding only the Excluded Assets, and including, without limitation:
(a)	all owned real property (the “Owned Real Property”) and leased real property (the “Leased Real Property,” and together with the Owned Real Property, the “Real Property”), together with all appurtenant, subsurface and mineral rights, licenses, rights-of-way, privileges and easements belonging to, appertaining to or benefiting the Real Property in any way and all Improvements erected thereon, including, without limitation, the Real Property listed on Schedule 1.1(a);

(b)	all (i) owned equipment, machinery, furniture, fixtures and improvements, tooling and spare parts of Seller (the “Owned Machinery and Equipment”), including, without limitation, all Owned Machinery and Equipment that is being stored, repaired, refurbished, modified or updated at a location other than the Real Property, including without limitation the Owned Machinery and Equipment listed on Schedule 1.1(b), and (ii) rights of Seller to the warranties and licenses received from manufacturers and sellers of the Owned Machinery and Equipment;

(c)	those Contracts listed on Schedule 1.1(c) (collectively, the “Acquired Contracts”) and all deposits made under any Acquired Contract;

(d)	all accounts receivable and notes receivable of Seller (the “Accounts Receivable”);

(e)	all (i) Inventory of Seller, including, without limitation, all (A) Inventory at the locations listed on Schedule 1.1(e), (B) Inventory held by third parties on a consignment basis, (C) Inventory held by third-party processors, and (D) Inventory located on any Real Property, and (ii) rights of Seller to the warranties received from suppliers with respect to such Inventory;

(f)	all Supplies of Seller, including, without limitation, the Supplies located on any Real Property or at the locations listed on Schedule 1.1(f);

(g)	all Intellectual Property and technology owned by Seller or licensed to Seller pursuant to an Acquired Contract (collectively, the “Acquired Intellectual Property”), including, without limitation, all rights to the name “Tom’s Foods” (and all rights to any other tradenames, trademarks and servicemarks owned by Seller or licensed to Seller) and the Intellectual Property and technology listed on Schedule 1.1(g);

(h)	all cars, trucks, forklifts, railcars, other industrial vehicles and other motor vehicles owned by Seller, and all of Seller’s right, title and interest in any cars, trucks, forklifts, railcars, other industrial vehicles and other motor vehicles leased to Seller (“Motor Vehicles”), including, without limitation, the vehicles listed on Schedule 1.1(h);

(i)	all computer hardware and, to the extent assignable, software (including, without limitation, process control software) owned by Seller or licensed to Seller pursuant to an Acquired Contract, including, without limitation, the hardware and software listed on Schedule 1.1(i);

(j)	to the extent assignable, all permits, authorizations and licenses (collectively, the “Permits”) issued to Seller by any Government and all pending applications therefor, including, without limitation, those Permits set forth on Schedule 1.1(j);

(k)	copies or originals of all books, files, documents and records owned by or in the control of Seller (in whatever format they exist, whether in hard copy or electronic format), including, without limitation, customer lists, historical customer files, accounting records, test results, product specifications, plans, data, studies, drawings, diagrams, training manuals, engineering data, safety and environmental reports and documents, maintenance schedules and operating and production records, inventory records, business plans, credit records of customers, and marketing materials;

(l)	all air emissions credits, allowances, allotment trading units and other creditable emission reductions that Seller has, is entitled to or has applied for, including, without limitation, any air emissions where Seller has credit for or has banked, applied to bank or agreed to sell or trade;

(m)	all rights to Claims for refunds, overpayment or rebates of Taxes;

(n)	to the extent assignable under applicable law, all of Seller’s rights under any insurance policy or contract of insurance or indemnity (or similar agreement) under which Seller is an insured, named as an additional insured or is otherwise a beneficiary, and all proceeds realized in connection therewith;

(o)	all prepaid expenses and deposits made by or on behalf of Seller;

(p)	all goodwill, payment intangibles and general intangible assets and rights of Seller;

(q)	all of Seller’s equity interests in Carriage Hill Brands, Inc.;

(r)	any chattel paper owned or held by Seller, including, without limitation, the chattel paper described on Schedule 1.1(r);

(s)	all amounts due to Seller from any Affiliate of Seller;

(t)	all books, files and records owned by Sellers that relate to current or former employees and other personnel, including, without limitation, books, files and records that are related to medical history, medical insurance or other medical matters and to workers’ compensation and to the evaluation, appraisal or performance of current or former employees and other personnel of Seller;

(u)	all (i) shares of capital stock or equity or other ownership interest of Seller in any other Person and any related or associated investment property and (ii) corporate seals, minute books, charter documents, stock transfer records, record books, original Tax and financial records and such other files, books and records relating to each such Person (excluding those files, books and records relating to any of the Excluded Assets) or to the organization, existence or capitalization of Seller or of any other Person;

(v)	all of Seller’s interest in any Letters of Credit issued by any Person at the request or for the benefit of Seller, including, without limitation, the Letters of Credit described on Schedule 1.1(v);

(w)	all of Seller’s right, title and interest in and to all deposit or similar accounts in which Seller deposits cash or any other assets, including without limitation, the accounts described in Schedule 1.1(w); and

(x)	all of Seller’s Causes of Action and any and all proceeds thereof; and

(y)	all of Seller’s Cash and cash equivalents and all of Seller’s non-cash proceeds, rents, products and profits based upon, arising from or related to any of the Acquired Assets.
     SECTION 1.2 Excluded Assets.
     Notwithstanding anything to the contrary in this Agreement, Seller shall retain only the properties and assets of Seller set forth below (all such properties and assets not being acquired by Buyer being herein referred to as the “Excluded Assets”):
(a)	any asset of Sellers that otherwise would constitute an Acquired Asset but for the fact that it is conveyed, leased or otherwise disposed of, in the ordinary course of Seller’s business, consistent with the terms of this Agreement, the DIP Order and the Post-Petition Credit Agreement, during the time from the Execution Date until the Closing Date;

(b)	all Contracts that are not Acquired Contracts, including, without limitation, those listed on Schedule 1.2(b);

(c)	all Employee Benefit Plans currently or previously sponsored or maintained by Seller or any of Seller’s ERISA Affiliates (collectively, the “Seller Controlled Group”) or their respective predecessors or with respect to which the Sellers Controlled Group or their respective predecessors has made or is required to make payments, transfers or contributions in respect of any present or former employees, directors, officers, shareholders, consultants or independent contractors of Seller or any of the Seller’s ERISA Affiliates or their respective predecessors (collectively, the “Seller Benefit Plans”), and all insurance policies, fiduciary liability policies, benefit administration contracts, actuarial contracts, trusts, escrows, surety bonds, letters of credit and other contracts primarily relating to any Seller Benefit Plan;

(d)	all of the assets set forth on Schedule 1.2(d); provided that Buyer may amend Schedule 1.2(d) at any time prior to the Closing in order to exclude from the definition of Acquired Assets any other asset not otherwise excluded; provided further that such exclusion shall not reduce or otherwise affect the amount of the Cash Purchase Price or Total Consideration.

(e)	all corporate books and records, board minutes, organizational documents of Seller; provided, however, that copies of all such corporate books and records, board minutes and organizational documents shall be provided.
     SECTION 1.3 Assumption of Liabilities.
     At the Closing, Buyer shall assume, and thereafter pay, perform and discharge when due, only the following liabilities (the “Assumed Liabilities”), which Assumed Liabilities are listed by category, including estimated amounts of such Assumed Liabilities, on Schedule 1.3:
(a)	all trade accounts payable and operating expenses of the Seller, as indicated on Schedule 1.3 and as updated by Buyer and Seller, as applicable in accordance with subsections (i) and (ii) below (provided, however, that, notwithstanding any other provision of this Agreement, the information to be contained on such Schedule 1.3 shall be provided at least three (3) days prior to the Auction), (i) accrued in the ordinary course of business between the Petition Date and prior to September 15, 2005 which are integral to the operation of the business of the Seller as a going concern, as determined by the Buyer, in its reasonable discretion, and that remain unpaid as of the Closing Date and (ii) accrued in the ordinary course of business after September 14, 2005 and prior to the Closing Date, which are integral to the operation of the business of the Seller as a going concern, as determined by the CRO in consultation with the Buyer, and that remain unpaid as of the Closing Date (collectively, “Operating Expenses”);

(b)	all obligations arising under all Acquired Contracts;

(c)	all ordinary course returns and other customer allowances consistent with Seller’s past practices;

(d)	all unpaid employee payroll expenses that are accrued in the ordinary course of business since the Petition Date that remain unpaid as of the Closing Date;

(e)	all employee benefits accrued in the ordinary course of business since the Petition Date that remain unpaid as of the Closing Date of the Non-Executive Employees of Seller who are employed by the Buyer in accordance with Section 5.4(b);

(f)	all liabilities for continuation coverage under any Employee Benefit Plan pursuant to the requirements of section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and the regulations promulgated thereunder (“COBRA”) including for all individuals who currently have COBRA coverage and all individuals who are entitled to COBRA coverage as a result of the termination of any employees in connection with this transaction;

(g)	all liabilities to the Non-Executive Employees in connection with and with respect to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) or similar state law from and after the Closing;

(h)	all taxes on real and personal property (including, without limitation, ad valorem and franchise taxes) owed by the Company that constitute a lien against the Acquired Assets;

(i)	the Administrative Creditor Obligations, subject to the Administrative Creditor Obligations Limit; and

(j)	the Seller Professional Carve-Out Guaranty;
     provided, however, that, unless Buyer chooses, in its sole discretion, to pay excess amounts, obligations of the Buyer described in clauses (c), (d), (e) and (f) of this Section 1.3 shall not exceed $3,478,000 in the aggregate, but provided further, however, that any amounts paid by individuals receiving COBRA continuation coverage pursuant to clause (f) of this Section 1.3 for the cost of such coverage shall not be included in such $3,478,000 aggregate amount.
     For the avoidance of doubt, subject to Section 1.6(c), Buyer shall be obligated to pay no more than $2,800,000 with respect to all Pre-Petition Cure Costs arising under the Acquired Contracts.
     SECTION 1.4 Excluded Liabilities.
     Buyer is assuming only the Assumed Liabilities and is not assuming any other liability or obligation of Seller of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by, and remain liabilities and obligations of, Seller (all such liabilities are, collectively, the “Excluded Liabilities”). The Excluded Liabilities include, without limitation, the following liabilities and obligations:
(a)	all liabilities and obligations of Seller relating to Excluded Assets;

(b)	except as provided in Section 1.3(c), all liabilities and obligations for damages to Persons or property (including, without limitation, liabilities and obligations to repair or replace, or to refund the sales price (or any other related expenses)) relating to alleged defects in products sold by Seller;

(c)	except as provided in Section 1.3(d), Section 1.3(e), Section 1.3(f) or Section 1.3(g), all liabilities and obligations of Seller under any applicable labor or employment laws, any collective bargaining Contract or other Contract with any labor union (including but not limited to any pending grievances), or any employment Contract, severance Contract or any key employee retention plan or similar plan;
(d)	except as provided in Section 1.3(d), Section 1.3(e), Section 1.3(f) or Section 1.3(g), all liabilities and obligations of Seller or the Seller Controlled Group to all present and former employees of Seller (and their respective spouses and dependents) or any other applicable law;

(e)	except as provided in Section 1.3(d), Section 1.3(e), Section 1.3(f) or Section 1.3(g), all liabilities and obligations of Seller or the Seller Controlled Group to all present and former employees of Seller (and their respective spouses and dependents), including, without limitation, (i) all liabilities under any Seller Benefit Plan; (ii) all liabilities in connection with and with respect to the WARN Act or any other applicable law; and (iii) all liabilities and obligations of Seller relating to employees, former employees, persons on laid-off or inactive status, or their respective dependents, heirs or assigns, who have received, who are receiving as of the Closing Date, or who are or could become eligible to receive any short-term or long-term disability benefits or any other benefits of any kind arising out of or related in any way to the employment of persons by the Seller, including, without limitation, benefits or claims under applicable unemployment compensation laws or any other similar state law, Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act, as amended, the Americans with Disabilities Act of 1990, or any other similar law;

(f)	except to the extent covered by insurance polices being acquired by Buyer, all liabilities and obligations of Seller arising in connection with any actions for employment discrimination, actions for wrongful opposition to a claim, or any other claim or benefits of any kind, whether now known or unknown, whenever incurred or filed, which have occurred or arise from work-related injuries, diseases, death, exposures, intentional torts, acts of discrimination or other incidents, acts, or injuries prior to the Closing Date, or otherwise arising out of or related to the employment of persons by the Seller, and all premiums, assessments or other obligations related in any way to workers’ compensation or work-related liabilities arising prior to the Closing Date or otherwise arising out of or related to the activities of Seller;

(g)	except to the extent covered by insurance polices being acquired by Buyer, all liabilities and obligations of Seller (i) for any environmental health or safety matter (including any liability or obligation arising under any Environmental Law) relating to any property or assets other than the Acquired Assets, (ii) resulting from the transport, disposal or treatment of any Hazardous Materials by Seller on or prior to the Closing Date to or at any location other than the Real Property, (iii) relating to any personal injury of any Person resulting from exposure to Hazardous Materials or otherwise, where such exposure or other event or occurrence occurred on or prior to the Closing Date or as a consequence of any event or occurrence prior to the Closing Date, and (iv) for any fine or other monetary penalty arising under any Environmental Law for acts or omissions of Seller or otherwise relating to acts or omissions or conditions with respect to the Acquired Assets as of the Closing Date);
(h)	all liabilities and obligations of Seller for: (i) payments made to or fees and expenses accrued with respect to professionals retained or employed by the Seller’s chapter 11 estate or any official committee of creditors appointed in the Seller’s Bankruptcy Case, (ii) Claims by the Pension Benefit Guaranty Corporation, (iii) Claims of third parties based upon the Perishable Agricultural Commodities Act (PACA); (iv) reclamation Claims and (v) any prepetition, priority or other tax Claims;

(i)	any Indebtedness of Seller, including, but not limited to, any liabilities or obligations of Seller for borrowed money of any kind or nature;

(j)	any counterclaim or claim or offset or recoupment or similar affirmation claim or right in abatement other than a defense to primary liability, capable of being asserted in response to any Cause of Action assigned to Buyer pursuant to Section 1.1(x) of this Agreement; and

(k)	except to the extent covered by insurance polices being acquired by Buyer, all liabilities and obligations of Seller or any predecessor or Affiliate of Seller of whatever nature whether presently in existence or hereafter arising, other than the Assumed Liabilities.
     SECTION 1.5 [RESERVED]
     SECTION 1.6 Identification of Additional and Excluded Contracts.
(a)	From time to time, at any time prior to the Closing, Buyer may update Schedule 1.1(c) and/or Schedule 1.2(b) to add or remove any Contract to or from such schedule. Any Contract added to Schedule 1.1(c) shall become an Acquired Contract, shall be deemed an Acquired Asset for all purposes of this Agreement, and all liabilities and obligations under such Contract shall be Assumed Liabilities for all purposes of this Agreement subject to the provisions of Section 1.3. Any Contract removed from Schedule 1.1(c) and/or added to Schedule 1.2(b) shall become an Excluded Asset and shall not be an Acquired Contract, except as provided in Section 5.3(f), for all purposes of this Agreement and all liabilities and obligations under such Contract shall be Excluded Liabilities for all purposes of this Agreement.

(b)	Schedule 1.6(b) sets forth Seller’s estimate of the Pre-Petition Cure Cost for each Acquired Contract listed on Schedule 1.1(c). Seller shall, within two days after Buyer amends Schedule 1.1(c) in accordance with Section 1.6(a), supplement Schedule 1.6(b) to update the Cure Costs and update Schedule 4.1(n) to make any required disclosure with regard to any Contract added to Schedule 1.1(c).

(c)	If and to the extent that Buyer amends Schedule 1.1(c) and/or Schedule 1.2(b) to add or remove any Contract with respect to which there are Pre-Petition Cure Costs, the maximum amount of Pre-Petition Cure Costs set forth in the last sentence of Section 1.3 and set forth in Section 1.7(b) shall be increased or decreased, as applicable, by the applicable amount of Pre-Petition Cure Costs added to or removed from Schedule 1.6(b); provided, however, that in no event shall such maximum amount be decreased below $2,200,000.
     SECTION 1.7 Administrative Creditor Obligations.
(a)	For purposes of this Agreement, “Administrative Creditor Obligations” consist of obligations other than obligations identified in Section 1.3(a) through (h), inclusive, and which are allowed administrative expense claims within the meaning of Section 503(b) of the Bankruptcy Code, and include, among other things, certain reasonable amounts for professional fees, fees to be paid to the Office of the United States Trustee, operating expenses other than the Operating Expenses and other expenses necessary to administer and close the Seller’s estate.

(b)	For purposes of this Agreement “Administrative Creditor Obligations Limit” means $2,500,000 less the sum of (i) the amount by which Buyer’s obligations identified in Section 1.3(a) exceed $1,800,000; plus (ii) the amount by which Cure Costs, to the extent not included in the obligations identified in Section 1.3(a), exceed $2,800,000, subject to adjustment as provided in Section 1.6(c); plus (iii) the amount by which payments made by Buyer in respect of obligations identified in clauses (c), (d), (e) and (f) of Section 1.3 exceed $3,478,000; plus (iv) the amount by which Buyer’s obligations identified in Section 1.3(h) exceed $850,000; plus (v) the amount of all payments made on or after September 9, 2005 by the Seller or the Seller’s estate that are not Operating Expenses; plus (vi) the amount by which the Seller has less than $21,250,000 in Cash (excluding the $750,000 DIP escrow reserve and net of the aggregate amount of all checks drawn on the Seller’s accounts that have not cleared), Accounts Receivable and Inventory, in the aggregate, at the time of Closing; plus (vii) if Seller does not obtain an order from the Bankruptcy Court exempting the transactions contemplated by this Agreement from Taxes pursuant to section 1146 of the Bankruptcy Code, the amount of any Transaction Taxes required to be paid by Buyer pursuant to Section 6.1 of this Agreement; provided, however, that in no event shall the Administrative Creditor Obligations Limit be less than $1,500,000.

(c)	Notwithstanding any other provision of this Agreement to the contrary other than Section 1.7(d), Buyer shall have no obligation to pay any Administrative Creditor Obligations until such time as the Administrative Creditor Obligations Limit has been resolved by agreement of the parties hereto or otherwise to the reasonable satisfaction of Buyer. In the event the Administrative Creditor Obligations Limit is less than the aggregate amount of Administrative Creditor Obligations, Buyer’s obligations under Section 1.3(i) shall be limited to a pro rata payment to holders of Administrative Creditor Obligations, subject to an aggregate limit equal to the Administrative Creditor Obligations Limit.

(d)	To the extent that accrued and unpaid expenses of Greenberg Traurig, LLP that are allowed administrative expense claims against the Seller’s bankruptcy estate are not otherwise subject to payment by Buyer as an Administrative Creditor Obligation, Buyer shall be obligated to pay such expenses, subject to an aggregate limit of [$800,000] (the “Seller Professional Carve-Out Guaranty”). Notwithstanding Section 1.7(c), Buyer shall pay such accrued and unpaid expenses of Greenberg Traurig, LLP in the ordinary course as and when such expenses are incurred up to the amount of the Seller Professional Carve-Out Guaranty; provided, however, that any such payments shall be deemed first to be payments of Administrative Creditor Obligations to the extent that such expenses are subject to payment by Buyer as an Administrative Creditor Obligation.
     SECTION 1.8 [RESERVED].
ARTICLE 2. CONSIDERATION
     SECTION 2.1 Total Consideration.
     The aggregate consideration (the “Total Consideration”) for the sale, transfer, assignment and conveyance of the Acquired Assets shall be (i) cash equal to $23,250,000 (the “Cash Purchase Price”) plus (ii) assumption of the Assumed Liabilities.
     The Buyer has deposited $1,930,000 (the “Deposit”) with Greenberg Traurig, LLP, counsel to the Seller (the “Escrow Agent”), in accordance with the Bidding Procedures Order. Upon consummation of the Closing hereunder, the Deposit, together with any interest accrued thereon, shall be applied against the Cash Purchase Price as set forth in Section 3.3(a) below. If this Agreement is terminated for any reason, or if the Closing is not consummated for any reason, the Escrow Agent shall return the Deposit, together with any interest accrued thereon, to the Buyer, and the Buyer shall not have any further obligation to the Seller or the Escrow Agent.
ARTICLE 3. CLOSING AND DELIVERIES
     SECTION 3.1 Closing.
     The consummation of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Greenberg Traurig, LLP, The Forum, Suite 400, 3290 Northside Parkway, Atlanta GA 30327 at 10:00 a.m., eastern time, on the first Business Day following the satisfaction or waiver by the appropriate party of all the conditions contained in Article 7 or on such other date or at such other place and time as may be mutually agreed to by the parties (the “Closing Date”). All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously and no proceedings shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.

     SECTION 3.2 Seller’s Deliveries.
(a)	At the Closing, the sale, transfer, assignment, conveyance and delivery by Seller of the Acquired Assets to Buyer shall be effected on the Closing Date by special or limited warranty deeds, bills of sale, endorsements, assignments and other instruments of transfer and conveyance (including an assignment of insurance policies and proceeds therefrom by Seller as contemplated by Section 1.1(n)) reasonably satisfactory in form and substance to counsel for Buyer;

(b)	At the Closing, Seller shall deliver a certificate, in a form reasonably acceptable to the Buyer, dated the Closing Date and signed by its President and Chief Executive Officer and attested by the Secretary of Seller, certifying to the accuracy of the matters set forth in Section 7.2(a) and Section 7.2(b), and certifying that no Material Adverse Effect shall have occurred;

(c)	At the Closing, Seller shall deliver three executed counterparts of the Estate Action Proceeds Agreement; and

(d)	At the Closing, Seller shall deliver estoppel certificates and non-disturbance agreements, in a form reasonably acceptable to the Buyer, for Leased Real Property deemed significant by Buyer, in its reasonable discretion, as indicated on Schedule 3.2(d).
     SECTION 3.3 Buyer’s Deliveries.
(a)	At the Closing, Buyer shall pay, in immediately available funds, by wire transfer to an account designated by Sellers, an amount in Cash equal to the Cash Purchase Price less the amount of the Deposit (together with any interest accrued thereon);

(b)	At the Closing, Buyer shall execute and deliver to Seller an instrument of assignment and assumption of liabilities with respect to the Assumed Liabilities reasonably satisfactory in form and substance to counsel for Seller;

(c)	At the Closing, Buyer shall deliver three executed counterparts of the Estate Action Proceeds Agreement; and

(d)	At the Closing, Buyer shall deliver a certificate, in a form reasonably acceptable to Seller, dated the Closing Date, signed by its President and its Secretary, certifying the accuracy of the matters set forth in Section 7.1(a) and Section 7.1(b).

ARTICLE 4. REPRESENTATIONS AND WARRANTIES
     SECTION 4.1 Representations and Warranties of Seller.
     Seller hereby represents and warrants to Buyer as follows:
(a)	Corporate Organization. Seller is duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b)	Qualification to Conduct Business. Seller is duly qualified to do business and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the businesses conducted by it makes such qualification necessary except where the failure to be so qualified would not result in a Material Adverse Effect.

(c)	Authorization and Validity. Seller has, or on the Closing Date will have, as applicable, all requisite corporate power and authority to enter into this Agreement and any Ancillary Agreements to which Seller is or will become a party and, subject to the (i) Bankruptcy Court’s entry of the Orders, and (ii) receipt of all Consents to perform its obligations hereunder and thereunder, the execution and delivery of this Agreement and each Ancillary Agreement to which Seller is or will become a party and the performance of Seller’s obligations hereunder and thereunder, have been, or on the Closing Date will be, duly authorized by all necessary corporate action of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize such execution, delivery and performance. This Agreement and each Ancillary Agreement to which Seller is or will become a party have been, or on the Closing Date will be, duly executed by Seller, and, subject to the Bankruptcy Court’s entry of the Orders, constitute, or will when executed and delivered constitute, Seller’s valid and binding obligation, enforceable against Seller in accordance with their respective terms. The board of directors of Seller has resolved to request that the Bankruptcy Court approve this Agreement and the transactions contemplated hereby and each Ancillary Agreement to which Seller is or will become a party.

(d)	Reports: Financial Statements.
(i)	Other than as set forth on Schedule 4.1(d)(i), Seller has filed all reports, registration statements, proxy statements and other materials, together with any amendments required to be made with respect thereto, that were required to be filed with the SEC under the Securities Act or the Exchange Act (all such reports and statements are, collectively, the “Seller Reports”). As of their respective dates, the Seller Reports complied in all material respects with all of the statutes and published rules and regulations enforced or promulgated by the SEC and did not as of the date of filing thereof (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) with the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and
(ii)	Each of the financial statements (including the related notes) included in the Seller Reports presents fairly, in all material respects, the financial position and results of operations and cash flows of Seller as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of notes and normal year-end adjustments that have not been and are not expected to be material in amount.
(e)	No Conflict or Violation. Subject to the (i) receipt of all Consents and (ii) the Bankruptcy Court’s entry of the Orders, the execution, delivery and performance by each Seller of this Agreement and each Ancillary Agreement to which any of them is or will become a party does not and will not (A) violate or conflict with any provision of the Certificate of Incorporation or By-laws of Seller, (B) violate any provision of law, or any order, judgment or decree of any Government applicable to Seller except where any such violation would not result in a Material Adverse Effect, (C) result in or require the creation or imposition of any Liens (other than Permitted Liens) on any of the Acquired Assets or (D) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Acquired Contract entered into by Seller or by which the Seller is bound or to which the assets of Seller are subject.

(f)	Subsidiaries. Seller holds of record and owns beneficially all of the capital stock of Carriage Hill Brands, Inc., a Delaware corporation (“Carriage Hill”). With the exception of Carriage Hill, Seller does not own any shares of capital stock or other equity interest in any Person. No Person has the right to acquire any shares of capital stock or other equity interest in Carriage Hill. Carriage Hill has no liabilities, obligations or commitments (whether based on contract or tort, accrued, absolute, contingent or otherwise) of any kind or character to any Person.

(g)	Consents and Approvals. Schedule 4.1(g) sets forth a true and complete list of each consent, waiver, authorization or approval of any Person and each material declaration to or filing or registration with any Government that is required to be obtained by Seller in connection with the execution and delivery by it of this Agreement and each Ancillary Agreement to which it is or will become a party or the performance by it of its obligations hereunder or thereunder, including, without limitation, any and all material consents and approvals that are required to be obtained, or rights of first refusal, first offer or other similar preferential rights to purchase that are required to be complied with, in connection with the assignment or transfer of any Acquired Assets to Buyer in accordance with the terms of this Agreement (collectively, the “Consents”).
(h)	Compliance with Laws. Except as set forth on Schedule 4.1(h), Seller is in compliance with all applicable laws, regulations, orders or other legal requirements to which Seller is subject except where the failure so to comply would not result in a Material Adverse Effect. Except as set forth on Schedule 4.1(h), Seller has not received written notice of any violation of any law, regulation, order or other legal requirement and Seller is not in default with respect to any order, writ, judgment, award, injunction or decree of any Government except where such default would not result in a Material Adverse Effect. Except as set forth on Schedule 4.1(h), Seller is not required to maintain any bond, letter of credit or other similar financial assurance instrument or to satisfy any financial assurance obligation.

(i)	Litigation. Except as set forth on Schedule 4.1(i), there are no Claims, actions, suits, proceedings, orders or investigations pending or, to the knowledge of Seller, threatened, before any Government that could reasonably be expected to affect the ability of Seller to consummate the transactions contemplated by this Agreement and each Ancillary Agreement.

(j)	Title to Acquired Assets. Subject to the entry of the Bankruptcy Sale Order, at the Closing, Seller will obtain good and marketable title to or a valid and enforceable right by Contract to use, the Acquired Assets which shall be transferred to Buyer free and clear of all Liens other than Permitted Liens. Except for the Excluded Assets, the Acquired Assets constitute all of the assets of Seller and are adequate to conduct the business of Seller as currently conducted.

(k)	Intellectual Property.
(i)	Schedule 1.1(g) is a list of all material items of Acquired Intellectual Property, and such list contains a complete and correct description of the owner, title (in the case of patents and copyrights) or trademark (in the case of trademarks), registration or application number, if in existence, and country of registration or application of each such listed item of Acquired Intellectual Property. Except as set forth on Schedule 1.1(g), all of the Acquired Intellectual Property is owned by Seller and none is subject to a license agreement. Except as set forth on Schedule 4.1(k)(i), no renewal and maintenance fees, annuities or other similar fees due and payable in respect of the Acquired Intellectual Property required to have been listed on Schedule 1.1(g) are overdue.

(ii)	To the knowledge of Seller, the use of any Acquired Intellectual Property (in the businesses conducted by Seller) does not infringe, constitute an unauthorized use of or otherwise violate any Intellectual Property of any other Person. Except as set forth on Schedule 4.1(k)(ii), to the knowledge of Seller, no other Person is infringing, misappropriating or violating any of the Acquired Intellectual Property owned by Seller.
(iii)	Except as set forth on Schedule 4.1(k)(iii), there are no Claims or investigations pending or, to the knowledge of Seller, threatened that (A) challenge the rights of Seller in respect of any Acquired Intellectual Property owned by Seller, or otherwise challenge the registration, validity, enforceability, scope or sole and exclusive ownership of the Acquired Intellectual Property owned by Seller or (B) assert that the operation of the businesses conducted by Seller or the use of Acquired Intellectual Property therein is or will be infringing or otherwise in violation of any Intellectual Property of any other Person.
(l)	Information Technology. Schedule 4.1 (1) sets forth a true and complete list of all material items of hardware, software, databases, computer equipment and other information technology, owned, leased or licensed by Seller (collectively, the “Information Technology”). Schedule 4.1(1) includes a true and complete list of all material Contracts to which Seller is a party relating to the current use of the Information Technology.

(m)	Permits. Schedule 1.1(j) sets forth a true and complete list of all Permits, and all pending applications therefor held by Seller. Except as set forth on Schedule 4.1(m), each such Permit has been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the knowledge of Seller, threatened administrative or judicial proceeding to revoke, cancel, suspend or declare such Permit invalid in any respect. None of the operations of the businesses conducted by Seller are being conducted in a manner that violates any of the terms or conditions under which any Permit was granted except any such violation which would not result in a Material Adverse Effect. Subject to the receipt of the Consents, except to the extent any such Permits are not assignable, the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not result in the termination or suspension of any such Permit.

(n)	Contracts. Except as set forth on Schedule 4.1(n), Seller has not, and to the knowledge of Seller no other party to any Acquired Contract has, commenced any action against any of the parties to such Acquired Contract or given or received any written notice of any default or violation under any Acquired Contract that has not been withdrawn or dismissed. Except as set forth on Schedule 4.1(n), each Acquired Contract is, or will be upon the Closing, valid, binding and in full force and effect in accordance with its terms.

(o)	Environmental Matters. To the knowledge of Seller, except as set forth on Schedule 4.1(o):
(i)	there has been no release, threatened release, spill, leak, discharge or emission of any Hazardous Materials to the air, surface water,

groundwater or soil of the Real Property requiring corrective, response or remedial action under, or that is a violation of, any applicable Environmental Laws, except for any such event of violation which would not result in a Material Adverse Effect;

(ii)	there are no pending or threatened Claims or investigations that affect or apply to the Real Property or the Acquired Assets and that relate in any way to any Environmental Laws; and

(iii)	Seller has provided or made available to Buyer copies of all information in possession of Seller relating to the presence or migration of Hazardous Materials on, in or under the Real Property and the compliance with applicable Environmental Laws associated with activities conducted with respect to the Acquired Assets.
(p)	Insurance. Schedule 4.1(p) sets forth a correct and complete list of all current insurance policies covering Seller and a summary of each such policy, including any limits of coverage, deductibles and premiums applicable to such policy. Except as set forth on Schedule 4.1(p), all premiums required to be paid under each insurance policy required to be set forth on Schedule 4.1(p) have been paid when due, and all such policies are in full force and effect.

(q)	Real Property. Except as set forth on Schedule 4.1(q), Seller has not received any notice of (i) default from a landlord of any Leased Real Property that would reasonably be expected to adversely affect the use of any Leased Real Property as currently used by Seller; or (ii) threatened or contemplated condemnation or eminent domain proceedings that would reasonably be expected to adversely affect the use of any Real Property as currently used by Seller. Seller is not a “foreign person” within the meaning of section 1445(f)(3) of the Code.

(r)	Accounts Receivable. Except as set forth on Schedule 4.1(r), all Accounts Receivable of Seller have been properly recorded on the books and records of Seller in accordance with GAAP consistently applied by Seller in the ordinary course.

(s)	Inventories. Except as set forth on Schedule 4.1(s), the Inventories of Seller have been properly recorded on the books and records of Seller in accordance with GAAP consistently applied by Seller in the ordinary course.

(t)	Absence of Certain Changes. Except as set forth on Schedule 4.1(t), and subject to the ongoing matters and restrictions of the Bankruptcy Case and the Post-Petition Credit Agreement, since April 12, 2004, the business of Seller has been conducted in all material respects in the ordinary course, and there has not been:
(i)	any material damage, destruction or other casualty or loss (whether or not covered by insurance) affecting any of the Acquired Assets or any portion thereof that has not been repaired; or

(ii)	any sale or other disposition of any assets (including, without limitation, discounting of accounts receivable) used or useful in the businesses of Seller, other than sales of inventory in the ordinary course of business consistent with Seller’s past practice.
(u)	Public Utility Matters. Seller is not subject to regulation by any Government as a “public utility,” an “electric utility,” a “gas utility,” a “public utility holding company,” a “holding company,” an “electrical corporation” or as a subsidiary or affiliate of any of the foregoing, under (A) the Public Utility Holding Company Act of 1935, as amended, the Federal Power Act, as amended and the Public Utility Regulatory Policies Act of 1978, as amended or (B) any similar Government requirement.

(v)	Non-Executive Employees. Schedule 4.1(v) sets forth the names, addresses and job descriptions of, and the salary or wages and other compensation and benefits payable to, each of the Non-Executive Employees. Seller believes all such Non-Executive Employees are necessary for the continuation of the business of Seller as a going concern and does not anticipate terminating any such Non-Executive Employee.

(w)	Disclosure. All written information and other materials concerning the Seller, the Acquired Assets, the Assumed Liabilities and the business of Seller that has been, or is hereafter, prepared by, or on behalf of, Seller and delivered to Buyer or the DIP Lenders, other than any information or materials prepared or delivered by Corporate Revitalization Partners, LLP (the “Information”), were, or when delivered will be, when considered as a whole, complete and correct in all material respects and did not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made and, to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions, methods and tests which were believed by Seller to be reasonable and (ii) information believed by Seller to have been accurate based upon the information available to the Seller, in each case, at the time such projections were furnished to Buyer.

(x)	DIP Loan Claims. On the Closing Date, the DIP Loan Claims will be no more than [$23,250,000], in the aggregate.
     SECTION 4.2 Representations and Warranties of Buyer.
     Buyer hereby represents and warrants to Seller as follows:
(a)	Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina and has all requisite corporate power and authority to own its properties and assets and to conduct its businesses as now conducted.

(b)	Authorization and Validity. Buyer has, or on the Closing Date will have, all requisite corporate power and authority to enter into this Agreement and any Ancillary Agreement to which Buyer is or will become a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and any Ancillary Agreement to which Buyer is or will become a party and the performance of Buyer’s obligations hereunder and thereunder have been, or on the Closing Date will be, duly authorized by all necessary corporate action by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize such execution, delivery and performance. This Agreement and each Ancillary Agreement to which Buyer is or will become a party have been, or on the Closing Date will be, duly executed by Buyer and constitute, or will constitute, when executed and delivered, Buyer’s valid and binding obligations, enforceable against it in accordance with their respective terms except as may be limited by bankruptcy or other laws affecting creditors’ rights and by equitable principles.

(c)	No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement and any Ancillary Agreement to which Buyer is or will become a party do not and will not (i) violate or conflict with any provision of the Articles of Incorporation or Bylaws of Buyer, (ii) violate any provision of law, or any order, judgment or decree of any court or Government applicable to Buyer or (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract to which Buyer is party or by which Buyer is bound or to which any of Buyer’s properties or assets is subject.

(d)	Consents and Approvals. No consent, waiver, authorization or approval of any Person and no declaration to or filing or registration with any Government is required in connection with the execution and delivery by Buyer of this Agreement and each Ancillary Agreement to which Buyer is or will become a party or the performance by Buyer of its obligations hereunder or thereunder.

(e)	Adequate Assurances Regarding Acquired Contracts. Buyer is (or, after the Closing, will be) capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Acquired Contracts.
     SECTION 4.3 Warranties Are Exclusive.
     The parties acknowledge that the representations and warranties contained in this Article 4 are the only representations or warranties given by the parties and that all other express or implied warranties are disclaimed.
ARTICLE 5. COVENANTS AND OTHER AGREEMENTS
     SECTION 5.1 Pre-Closing Covenants of Seller.
     Seller covenants to Buyer that, during the period from the Execution Date through and including the Closing Date or the earlier termination of this Agreement:

(a)	Conduct of Business Before the Closing Date. Unless otherwise agreed by Seller and Buyer, Seller shall use its commercially reasonable efforts to preserve intact its business or organization and relationships with third parties. Moreover, except as set forth on Schedule 5.1(a) or as required pursuant to the terms of this Agreement, without obtaining the prior written consent of Buyer to take any actions not permitted or required by the following clauses (i) — (xiii), Seller:
(i)	shall not take or agree to commit to take any action that would make any representation or warranty of Seller under this Agreement inaccurate in any material respect at, or as of any time prior to, the Closing Date;

(ii)	shall not offer credit terms or trade promotions to any customers except in a manner consistent in all material respects with past practices with respect to the applicable product lines of Seller or except to the extent reasonably necessary to be competitive with competitors’ product offerings;

(iii)	shall not borrow funds from any Person or declare or pay dividends, to any Person, except for (A) cash management practices in the ordinary course of business consistent in all material respects with past practices and applicable Bankruptcy Court orders and (B) granting or obtaining trade credit terms in the ordinary course of business;

(iv)	shall keep in full force and effect, and pay all premiums and other amounts due under, the insurance policies required to be set forth on Schedule 4.1(p);

(v)	shall continue to take all actions consistent with past practice and existing plans to comply, in all material respects, with Environmental Laws, including, without limitation, disposal of all Hazardous Materials;

(vi)	shall not make any change in its general pricing practices or policies or any material change in its credit or allowance practices or policies, except to the extent reasonably necessary to be competitive;

(vii)	shall not enter into any material Contract or any material amendment, modification or termination (partial or complete) of, grant any material waiver under or give any material consent with respect to, any Acquired Contract set forth on Schedule 1.1(c) or that is otherwise required to be disclosed in the Schedules to Section 1.1;

(viii)	shall not place or impose any Lien other than Permitted Liens on any material portion of the Acquired Assets;

(ix)	shall not sell or dispose of any Acquired Assets other than sales of products, inventory and obsolete equipment in the ordinary course of business;

(x)	shall not enter into, amend, modify or terminate, in any material respect, any Acquired Contract with respect to the Intellectual Property rights of any Person;

(xi)	shall not employ or appoint any person as an officer of the Seller other than officers serving as of the date hereof;

(xii)	shall not incur any Indebtedness or incur any costs or expenses outside of the ordinary course of business (other than costs or expenses allowed by the Bankruptcy Court); and

(xiii)	shall not take any other action or enter into any other transaction (including any transactions with Affiliates) other than the transactions contemplated by this Agreement or any Ancillary Agreement to which Sellers are party (including actions permitted by this Section 5.1(a)), or as required in connection with the Bankruptcy Code.
(b)	Cooperation. Seller shall use commercially reasonable efforts to (i) obtain the Consents, (ii) take, or cause to be taken, all action and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby, and (iii) assist Buyer in the transfer of or obtaining any Permits required to own the Acquired Assets. Seller acknowledges that Buyer has the right, in cooperation with Seller, to take any and all commercially reasonable actions in order to obtain the Consents without the incurrence of cost or obligation to Seller. In addition, Seller shall use commercially reasonable efforts to obtain, and assist Buyer in obtaining, such Consents; provided, however, that (A) Buyer has no obligation to obtain the Consents (other than to sign an assumption agreement, pay Cure Costs and provide adequate assurances as specifically provided by this Agreement), and (B) Buyer will not incur any liability under this Agreement or otherwise for Buyer’s failure to take any further actions to obtain such Consents.

(c)	Access to Records and Properties. Buyer shall be entitled, and Seller shall permit Buyer, to conduct such investigation of the condition (financial or otherwise), businesses, assets, properties or operations of Seller as Buyer shall reasonably deem appropriate. Seller shall (i) provide Buyer and its Related Persons full and complete access at any reasonable time to all the facilities, offices and personnel of Seller and to all of the books and records of Seller, including, without limitation, to perform field examinations and inspections of Seller’s inventories, facilities, equipment and other assets and properties; (ii) cause Seller’s Related Persons to furnish Buyer with such financial and operating data and other information with respect to the condition (financial or otherwise), businesses, assets, properties or operations as Buyer shall reasonably request; (iii) provide Buyer and the Title Company with all customary documents, certificates and instruments required by the Title Company to issue the title insurance contemplated by Section 7.2(g); and (iv) permit Buyer to make such inspections and copies thereof as Buyer may require, including, without limitation, to conduct such environmental assessments and investigations of the Real Property and surrounding real property as Buyer or its advisors and consultants may deem reasonably necessary or appropriate and to conduct sampling and analysis of environmental media to detect the presence or confirm the absence of contamination, including any contamination which may be present in groundwater and the sources of any such contamination; provided, however, that Buyer shall use commercially reasonable efforts to prevent any such investigation from unreasonably interfering with the operation of the business of Seller. In addition, at Buyer’s expense, Seller shall (i) provide Buyer and its Related Persons with full and complete access to its customers and suppliers and the opportunity to make cooperative and investigative sales calls on its customers; (ii) provide Buyer and its Related Persons office space at its facilities and access to such office space at all times; and (iii) permit Buyer and its Related Persons to talk to the employees of Seller as Buyer deems appropriate for the purpose of determining the suitability of such employees for employment by Buyer after the Closing Date; provided, however, that Buyer shall use reasonable efforts to prevent any such conversations from unreasonably interfering with the operations of Seller’s business and such employee’s duties with Seller.

(d)	Notice of Certain Events. Seller shall promptly notify Buyer of, and furnish Buyer any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Buyer’s obligations to consummate the transaction(s) contemplated by this Agreement or by any Ancillary Agreement not to be fulfilled.

(e)	Buyer’s Right to Advise. Buyer shall have the right to consult with, and make specific recommendations to, Seller regarding all aspects of management and operations of Seller and potential cost-cutting measures that may be implemented prior to the Closing Date. Seller agrees to consider in good faith, and in its reasoned business judgment, any such recommendations and to discuss such recommendations with Buyer. Notwithstanding the foregoing, nothing in this Agreement shall give, and shall not be deemed to have given, Buyer or its Affiliates, directly or indirectly, the right to control or direct the management and operations of Seller prior to the Closing Date. Prior to the Closing Date, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control, supervision and decision-making authority over the management and operations of Seller.

(f)	Bankruptcy Case. Prior to the Closing, Seller shall not seek or consent to the dismissal of the Bankruptcy Case and/or seek or consent to the conversion of the Bankruptcy Case to a case under chapter 7 of the Bankruptcy Code.
     SECTION 5.2 Pre-Closing Covenants of Buyer.
     Buyer covenants to Seller that, during the period from the date of this Agreement through and including the Closing Date or the earlier termination of this Agreement:

(a)	Cooperation. Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or proper, consistent with applicable law, to consummate and make effective as soon as possible the transactions contemplated hereby.

(b)	Adequate Assurances Regarding Acquired Contracts and Required Orders. With respect to each Acquired Contract, Buyer shall provide adequate assurance of the future performance of such Acquired Contract by Buyer. Buyer shall take such actions as may be reasonably requested by Seller to assist Seller in obtaining the Bankruptcy Court’s entry of the Bankruptcy Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

(c)	Permits. Buyer shall use commercially reasonable efforts to promptly obtain or consummate the transfer to Buyer of any Permit required to own or operate the Acquired Assets under applicable laws.

(d)	Notice of Certain Events. Buyer shall promptly notify Seller of, and furnish Seller any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that would reasonably be expected to cause any of the conditions to Seller’s obligations to consummate the transactions contemplated by this Agreement or by any Ancillary Agreement not to be fulfilled.
     SECTION 5.3 Other Covenants of Seller and Buyer.
(a)	Improper Receipt of Payment. From and after the Closing Date, (i) Seller shall promptly forward to Buyer any and all payments received by Seller from customers or any other Persons that constitute part of the Acquired Assets and (ii) Buyer shall promptly forward to Seller any and all payments received by Buyer from customers or any other Persons that constitute part of the Excluded Assets.

(b)	Management of Expenses. Seller shall use commercially reasonable efforts to minimize the actual amount of the Assumed Liabilities, provided that nothing contained herein shall obligate Seller to take actions outside the ordinary course of business including with respect to paying, in advance of other liabilities, liabilities that would become Assumed Liabilities or otherwise.

(c)	Post-Sale Order Covenant. Following entry of the Sale Order by the Bankruptcy Court, Seller shall not seek, solicit, encourage or negotiate any offer to purchase or acquire all or any portion of the Acquired Assets, whether pursuant to a potential sale, plan or otherwise.

(d)	Disclosure Schedules and Supplements.
(i)	The parties acknowledge and agree that (i) Seller has not yet delivered definitive Schedules to this Agreement in final form to Buyer, and (ii)

Buyer has not yet delivered definitive Schedules to this Agreement in final form to Seller. Seller hereby agrees that it shall deliver to Buyer all of the Schedules due from it in final form within two (2) days of the date hereof. Except as provided in Section 1.6 and Section 1.2(d), Buyer hereby agrees that it shall deliver to Seller all of the Schedules due from it in final form within two (2) days of the date hereof. Each of Seller and Buyer, as applicable, hereby agrees that the other party shall have until the Closing to review such materials and to terminate this Agreement if such party reasonably determines that such Schedules reflect material information relating to Seller or Buyer, as applicable, which was not disclosed prior to the date hereof or which is otherwise inconsistent with the materials reviewed by Buyer or Seller, as applicable, prior to the date hereof and which, in each case, reflects materially and adversely on Seller or Buyer, as applicable. Notwithstanding the foregoing, all Schedules shall be delivered in accordance with the timing required under the Orders or otherwise by the Bankruptcy Court.

(ii)	Seller, on the one hand, shall notify Buyer of, and Buyer on the other hand, shall notify Seller of, and shall supplement or amend the Schedules to this Agreement with respect to, any matter that (i) may arise after the delivery of the Schedules hereunder and that, if existing or occurring at or prior to such delivery of the Schedules, would have been required to be set forth or described in the Schedules to this Agreement or (ii) makes it necessary to correct any information in the Schedules to this Agreement or in any representation and warranty of Seller or Buyer, as applicable, that has been rendered inaccurate thereby. Each such notification and supplementation shall be made no later than two days before the date set for the Closing by the parties. No supplement or amendment to the Schedules to this Agreement, unless expressly acknowledged by Buyer or Seller, as applicable, as a cure or modification, shall be deemed to cure any inaccuracy of any representation or warranty made in this Agreement or modify, affect or diminish Buyer’s right to exclude Contracts as provided in Section 1.6(a) or Buyer’s or Seller’s right to terminate this Agreement pursuant to Section 8.1.
(e)	Filings Under Securities Laws. Seller shall provide Buyer with such access to and copies of books, records and personnel of Seller and its subsidiaries as may be required in order for Buyer to prepare any financial statements, including historical or pro forma financial statements, required for inclusion or incorporation by reference by Buyer in its filings with the SEC (the “Required Seller Financial Statements”), including, without limitation, any registration, proxy or information statement or any periodic or current report under the Securities Act, the Exchange Act and the rules and regulations of the SEC. Seller shall use its best efforts to provide Buyer with such assistance as Buyer shall reasonably request (i) in order to permit Buyer to obtain or prepare any Required Seller Financial Statements and to comply with any requirement pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder with respect to Seller and (ii) to enable the preparation and review or audit, as applicable, by an independent registered public accounting firm of any Required Seller Financial Statements as may be required under the Securities Act, the Exchange Act and the rules and regulations of the SEC. Seller shall use its best efforts to cause and permit the independent registered public accounting firm or firms that have audited its financial statements, or that will audit its financial statements, to provide Buyer with such assistance as Buyer shall reasonably request in order to permit Buyer to prepare and file any Required Seller Financial Statements, including, without limitation, by issuing or providing an original executed copy of any required audit report or consent to the inclusion of such report and the identification of such audit firm or firms as experts.

(f)	Post-Closing Assumption of Contracts. From Closing and through and including the twentieth (20th) Business Day after the Closing Date, Buyer shall have the right to direct Seller to request the entry of an order of the Bankruptcy Court (a “Post-Closing Order”), in form and substance satisfactory to Buyer and Seller, (i) authorizing the assumption of any Contract by the Buyer that is an Excluded Asset and not an Acquired Contract as of the Closing, including, without limitation, any of those Contracts listed on Schedule 1.2(b) as of the Closing, pursuant to section 365(b) of the Bankruptcy Code and (ii) authorizing the sale and assignment of such Contract(s) to the Buyer pursuant to sections 363 and 365 of the Bankruptcy Code. Seller agrees to transfer and assign any such assets to the Buyer within two (2) Business Days of the issuance of a Post-Closing Order, as permitted by such Post-Closing Order, for no further consideration whatsoever. Buyer shall bear all of the costs of preparing and filing a Post-Closing Order and all Cure Costs for any Contract(s) assumed by Buyer in connection with such Post-Closing Order.

(g)	Seller shall incorporate the terms and provisions of this Agreement and the Bankruptcy Sale Order in any plan Seller seeks to confirm in the Bankruptcy case, in a manner form and substance reasonably satisfactory to Buyer, to the extent necessary to confirm that Buyer is entitled to the protections of Section 1141(c) with respect to the transactions that are the subject of this Agreement.

(h)	Subject to Section 5.3(f) and from and after the twenty-first (21st) Business Day after the Closing, Seller shall take all action reasonably necessary under the Bankruptcy Code and Orders, including full compliance with any applicable notice requirements, to reject, as soon as reasonably practicable, any Contract that is an Excluded Asset and not an Acquired Contract, including, without limitation and subject to Section 5.3(f), any Contract listed on Schedule 1.2(b); provided, however, that Buyer shall bear all costs of such action required to be taken by Seller.

(i)	Title Insurance. At the request and the sole expense of Buyer, from and after Closing, Seller shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or its counsel may reasonably request in connection with the issuance of an ALTA (or local equivalent) owner’s policy of title insurance for each of the Real Properties identified on Schedule 1.1(a) as requiring title insurance, insuring in Buyer or its designee fee simple absolute ownership of each such owned Real Property or leasehold interest in each such leased Real Property, subject only to Permitted Liens (specifically deleting the standard exceptions, other than (i) the standard survey exception and (ii) the parties-in-possession exception, except for properties where Buyer has obtained a survey or where the Title Company will otherwise provide such coverage; provided, however, that Seller shall nonetheless agree to make a reasonable knowledge-based representation for the Title Company as to parties-in-possession as part of the customary title affidavit requested by the Title Company) and including such endorsements as are available in the particular states in which the properties are located and as Buyer may reasonably require, and in each case in an amount not less than the portion of the Total Consideration allocated to the property being insured thereunder.
     SECTION 5.4 Employment Covenants and Other Undertakings.
(a)	Seller Benefit Plans. Subject to Section 1.3(d), Section 1.3(e), Section 1.3(f), and Section 1.3(g). Seller shall retain all liabilities and obligations in respect of its past, present and future employees under applicable laws and the Seller Benefit Plans, and Buyer shall have no liability or obligation whatsoever under the Seller Benefit Plans nor shall Buyer assume the sponsorship of the Seller Benefit Plans. Unless and until such Seller Benefit Plans are terminated, Seller shall retain sponsorship and all of its rights and obligations under all of the Seller Benefit Plans. Prior to or upon commencement of employment with Buyer of any employees of Seller hired by Buyer as of or after the Closing, Buyer shall offer such employees and their dependents employee benefits on such terms and conditions as Buyer may, in its sole discretion, determine.

(b)	Future Employment. From and after the Closing, Buyer shall offer continued employment to all of the Seller’s current non-executive level employees (the “Non-Executive Employees”) as are necessary for the continuation of the Seller’s business as a going concern, which include all of the Seller’s employees other than the employees listed on Schedule 5.4(b), on similar terms as they are currently employed. Buyer will be solely responsible for obligations (including notice) under the WARN Act that arise based in any part on events that occur from or after the Closing with respect to any Non-Executive Employee or arising as a result of any breach of Buyer’s obligations under this Section 5.4(b).

(c)	No Right to Employment. Notwithstanding Section 5.4(b), nothing herein expressed or implied shall confer upon any of the employees of Seller any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement.

(d)	Labor Matters. During the period between the date of this Agreement and the Closing Date, Buyer and Seller shall reasonably cooperate on labor matters to effect the transactions contemplated by this Agreement and the orderly transition of the operations of the Acquired Assets from Seller to Buyer. Seller shall comply with any obligations to bargain with any labor organizations representing their employees with respect to the transactions contemplated by this Agreement and/or the effects of such transactions on their represented employees, in accordance with applicable law.

(e)	Other Obligations. Except as otherwise required by law, specified in this Agreement, or otherwise agreed in writing by Buyer and/or its Affiliates, neither Buyer nor its Affiliates shall be obligated to provide any severance, separation pay, or other payments or benefits, including any key employee retention payments, to any employee of Seller on account of any termination of such employee’s employment on or before the Closing Date, and such benefits (if any) shall remain obligations of the Seller.

(f)	Health Insurance Coverage.
(i)	Seller shall, either directly or through a third party at Buyer’s expense, provide all notices that Seller’s former employees and retirees are entitled to receive under COBRA in connection with a group health plan provided by Seller, subject to the timely review and comment of Buyer. Notices required as a result of a qualifying event under Code section 4980B(f)(3) shall be provided promptly after the qualifying event and shall include information with regard to an individual’s ability to receive the tax credit provided under Code section 35. Seller shall, at Buyer’s reasonable request, include with any notice described in this Section 5.4(f) any materials requested by Buyer in a timely manner, which materials shall be subject to Seller’s review and comment.

(ii)	Seller shall take reasonable actions necessary to ensure that the initial COBRA continuation coverage elections of its former employees, retirees and their dependents are reported to Seller. Seller shall maintain records (“COBRA Records”) of each of Seller’s former employees, retirees and their dependents who elect COBRA continuation coverage as a result of receiving the notice described in this Section 5.4(f) or who were receiving COBRA continuation coverage from Seller on the Closing Date. Such COBRA Records shall include (i) the name and address of the former employee or retiree, (ii) the specific qualifying event (listed under Code section 4980B(f)(3)) that entitled the former employee or retiree and his or her dependents to elect COBRA continuation coverage, (iii) the date on which COBRA continuation coverage was elected, (iv) the type of health plan coverage elected, and (v) the name of the former employee or retiree’s dependents who elected COBRA continuation coverage.

(iii)	Seller shall provide Buyer with the COBRA Records after the expiration of the time period during which Seller’s former employees and retirees are entitled to elect the COBRA continuation coverage. Seller shall provide the continuation coverage pursuant to COBRA to any of Seller’s former employees, retirees and their dependents until such time as Seller is not required to provide such continuation coverage under applicable law.
(g)	Non-Executive Employee Information. To the extent necessary to enable Buyer to meet any obligation Buyer may have to any Non-Executive Employee after the Closing Date, Seller shall provide to Buyer, in a format reasonably acceptable to Buyer, the name, social security number, dates of service, most recent job position, seniority, and most recent annual salary or wage rate of such Non-Executive Employee, and the name or names of each such Non-Executive Employee’s spouse and dependents; provided, however, that Seller shall be obligated to provide only such information as may be reflected on Seller’s records. Seller shall also provide to Buyer, at Buyer’s request, such additional available information with regard to the Non-Executive Employees as Buyer may reasonably request in connection with any obligation Buyer may have to such Non-Executive Employees of Seller after the Closing Date.
     SECTION 5.5 Ownership and Use of Tom’s Foods Name.
(a)	Seller covenants and agrees that Seller shall, and Seller shall cause all of its Affiliates which use the Tom’s Foods Name, to pass all required resolutions and to amend their respective articles or certificate of incorporation or other organizational documents to change their corporate or company name to a name that does not include the words “Tom’s Foods” or any name intended or likely to be confused or associated with any Tom’s Foods Name or product no later than the Closing Date. Promptly following receipt of confirmation that each such name change has been effected, Seller shall provide to Buyer written proof that each such name change has been effected.

(b)	Seller acknowledges that the Tom’s Foods Name shall be and remain, subsequent to the Closing, the sole and exclusive property of Buyer or its Affiliates.

(c)	Subsequent to the Closing, subject to Section 5.5(d), neither Seller nor any of its Affiliates shall have any right, title or interest in or to, and Buyer is not granting Seller or any of its Affiliates, a license to use, the Tom’s Foods Name.

(d)	Seller agrees that, as soon as reasonably practicable, but, in any event, within twenty (20) days following the Closing, no stationery, purchase order, invoice, receipt or other similar document containing any reference to the Tom’s Foods Name shall be printed, ordered or produced for use by Seller or any of its Affiliates and that Seller shall, and Seller shall cause each of its Affiliates to, following the Closing, cease to use any stationery, purchase order, invoice, receipt or other similar document containing any reference to the Tom’s Foods Name or shall only use such stationery, purchase order, invoice, receipt or other similar document after having deleted, pasted over or placed a sticker over such references. The obligations in this paragraph (d) shall not apply (y) to the extent use of the Tom’s Foods Name is required by law or otherwise reasonably required pending the registration of the change of corporate names (as set out in this

Section 5.5) or (z) to the extent use of the Tom’s Foods Name is reasonably required in order to enable collection or payment of invoices issued by Seller or any of its Affiliates.
     SECTION 5.6 Non-Assignment of Contracts
     Anything contained herein to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any Acquired Contract or any Permit, if, notwithstanding the provisions of sections 363 and 365 of the Bankruptcy Code, an attempted assignment thereof, without the consent of any other Person party thereto, would constitute a breach thereof or in any way negatively affect the rights of either of the Seller or Buyer (unless the restrictions on assignment would be rendered ineffective pursuant to sections 9-406 through 9-409, inclusive, of the Uniform Commercial Code, as amended (the “UCC”)), as the assignee of such Acquired Contract or Permit, as the case may be, thereunder. If, notwithstanding the provisions of sections 363 and 365 of the Bankruptcy Code, such consent or approval is required but not obtained, Seller shall cooperate with Buyer without further consideration, in any reasonable arrangement designed to provide Buyer with the benefits of or under any such Acquired Contract or Permit, including, without limitation, enforcement for the benefit of Buyer of any and all rights of Seller against any Person party to the Acquired Contract or Permit arising out of the breach or cancellation thereof by such Person; provided, however, that after Closing, Buyer shall be responsible for all payment and other obligations under, and for all costs of enforcing rights under, such Acquired Contract or Permit. Any assignment to Buyer of any Acquired Contract or Permit that shall, notwithstanding the provisions of sections 363 and 365 of the Bankruptcy Code, require the consent or approval of any Person for such assignment as aforesaid shall be made subject to such consent or approval being obtained.
     SECTION 5.7 Guaranty of Parent
     Buyer and the Parent hereby acknowledge and agree that Buyer is the designee of the Parent for purposes of purchasing the Acquired Assets, including delivering the Total Consideration. The Parent hereby guarantees the payment and performance of the liabilities and obligations required by Buyer under this Agreement.
ARTICLE 6. TAXES
     SECTION 6.1 Taxes Related to Purchase of Acquired Assets.
     All sales, use, purchase, transfer, fixed asset, stamp or documentary stamp taxes that may be imposed by reason of the transfer of the Acquired Assets (collectively, “Transaction Taxes”), and all recording and filing fees, that may be imposed by reason of the sale, transfer, assignment and delivery of the Acquired Assets and that are not exempt under section 1146(c) of the Bankruptcy Code, shall be borne by Buyer. Notwithstanding the foregoing, Seller shall use its reasonable best efforts to obtain an order of the Bankruptcy Court exempting the transactions contemplated by this Agreement from such Transaction Taxes pursuant to section 1146 of the Bankruptcy Code. Buyer and Seller shall cooperate to (a) determine the amount of Transaction Taxes payable in connection with the transactions contemplated under this Agreement, (b) provide all requisite exemption certificates and (c) prepare and file any and all required Tax

Returns for or with respect to such Transaction Taxes with any and all appropriate Government taxing authorities.
     SECTION 6.2 Cooperation on Tax Matters.
(a)	Buyer and Seller shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance relating to the Acquired Assets and the Assumed Liabilities as is reasonably necessary for the preparation and filing of any Tax Return, claim for refund or other required or optional filings relating to Tax matters, for the preparation for and proof of facts during any Tax audit, for the preparation for any Tax protest, for the prosecution or defense of any suit or other proceeding relating to Tax matters and for the answer to any Government relating to Tax matters.

(b)	Buyer shall retain possession of all accounting, business, financial and Tax records and information (i) relating to the Acquired Assets or the Assumed Liabilities that are in existence on the Closing Date and transferred to Buyer hereunder and (ii) coming into existence after the Closing Date that relate to the Acquired Assets or the Assumed Liabilities before the Closing Date, for a period of at least three years from the Closing Date. Buyer shall give Seller notice and an opportunity to retain any such records in the event that Buyer determines to destroy or dispose of them after such period. In addition, from and after the Closing Date, Buyer shall provide access to Seller and its Related Persons (after reasonable notice and during normal business hours and without charge), to the books, records, documents and other information relating to the Acquired Assets or the Assumed Liabilities as Seller may reasonably deem necessary to (i) properly prepare for, file, prove, answer, prosecute and/or defend any such Tax Return, claim, filing, tax audit, tax protest, suit, proceeding or answer or (ii) administer or complete any cases under chapter 11 of the Bankruptcy Code of Seller. Such access shall include, without limitation, access to any computerized information retrieval systems relating to the Acquired Assets or the Assumed Liabilities.
     SECTION 6.3 Allocation of Total Consideration.
     Buyer will allocate the Total Consideration among the Acquired Assets (the “Allocation”). The Allocation will be binding upon Buyer and Seller and their respective successors and assigns, and none of the parties to this Agreement will take any position (whether in returns, audits or otherwise) that is inconsistent with the Allocation. Buyer and Seller will report the purchase and sale of the Acquired Assets on all tax returns, including, without limitation, Form 8594 as provided for in section 1060 of the Code, in accordance with the Allocation and will cooperate in timely filing with the Internal Revenue Service their respective Forms 8594.

ARTICLE 7. CONDITIONS PRECEDENT TO PERFORMANCE BY PARTIES
     SECTION 7.1 Conditions Precedent to Performance by Seller.
     The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 7.1(c)) may be waived by Seller, in its sole discretion:
(a)	Representations and Warranties of Buyer. The representations and warranties of Buyer made in Section 4.2 of this Agreement, in each case, shall be true and correct as of the date of this Agreement and in all material respects as of the Closing Date as though made by Buyer as of the Closing Date, except to the extent representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date.

(b)	Performance of the Obligations of Buyer. Buyer shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which it is party which are to be performed by it on or before the Closing Date (except with respect to the obligation to pay the Total Consideration in accordance with the terms of this Agreement any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c)	Governmental Consents and Approvals. The Orders shall have been entered and shall not have been stayed.

(d)	No Violation of Orders. No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid or unenforceable in any material respect or which prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)	Closing Deliveries. Buyer shall have made the deliveries contemplated under Section 3.3.

(f)	No Litigation. There shall not be pending or threatened in writing by any Government any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement, or (ii) seeking to obtain from Seller or any of its Affiliates any damages in connection with the transactions contemplated hereby.
     SECTION 7.2 Conditions Precedent to the Performance by Buyer.
     The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of the following conditions, any one or more of which (other than the conditions contained in Section 7.2(c)) may be waived by Buyer, in its sole discretion:

(a)	Representations and Warranties of Seller. The representations and warranties of Seller made in Section 4.1 of this Agreement shall be true and correct as of the Execution Date and in all material respects as of the Closing Date as though made by Seller as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct on and as of such earlier date.

(b)	Performance of the Obligations of Seller. Seller shall have performed in all material respects all obligations required under this Agreement or any Ancillary Agreement to which Seller is party which are to be performed by Seller on or before the Closing Date (except with respect to any obligations qualified by materiality, which obligations shall be performed in all respects as required under this Agreement).

(c)	Governmental Consents and Approvals. The Orders shall have been entered and shall not be subject to stay.

(d)	No Violation of Orders. No preliminary or permanent injunction or other order of any court or Government that declares this Agreement invalid in any material respect or prevents the consummation of the transactions contemplated hereby shall be in effect.

(e)	No Litigation. There shall not be pending or threatened in writing by any Government any suit, action or proceeding, (i) challenging or seeking to restrain, prohibit, alter or materially delay the consummation of any of the transactions contemplated by this Agreement, (ii) seeking to obtain from Buyer or any of its Affiliates any damages in connection with the transactions contemplated hereby or (iii) seeking to prohibit Buyer or any of its Affiliates from effectively controlling or operating any portion of the Acquired Assets.

(f)	Closing Deliveries. Seller shall have made the deliveries contemplated under Section 3.2.

(g)	Name Change. Seller shall have provided Buyer written confirmation acceptable to Buyer evidencing Seller’s compliance with Section 5.5(a).

(h)	Schedules. All schedules to this Agreement that are completed and annexed to this Agreement after the Execution Date shall be in form and substance acceptable to Buyer in accordance with Section 5.3(c).

(i)	Bankruptcy Sale Order. The Bankruptcy Sale Order shall (i) have been duly entered in all respects in form, substance and procedure satisfactory to Buyer and Seller and shall include, in addition to other terms and provisions typical for such orders, express findings and conclusions to the effect that the sale and all other terms and provisions of this Agreement and the Bankruptcy Sale Order are fully authorized under Section 363(f) of the Bankruptcy Code; and that upon Closing the Buyer shall acquire full title to the assets free and clear of all liens, claims and encumbrances (except as expressly provided in Section 1.3(h) of this Agreement), and further that the Buyer shall be entitled to the full protection of Section 363(m) of the Bankruptcy Code and (ii) shall not be subject to any stay.
ARTICLE 8. TERMINATION
     SECTION 8.1 Conditions of Termination.
     This Agreement may be terminated only in accordance with this Section 8.1. This Agreement may be terminated at any time before the Closing as follows:
(a)	By mutual written consent of Seller and Buyer;

(b)	By Buyer, by written notice to Seller, on or after October 21, 2005 (the “Termination Date”), subject, however, to extension by the mutual written consent of Seller and Buyer, if the Closing shall not have occurred on or prior to the Termination Date; provided, however, that Buyer shall not have the right to terminate this Agreement under this Section 8.1(b) if Buyer is then in material breach of this Agreement;

(c)	By Seller, by written notice to Buyer, on or after the Termination Date, subject, however, to extension by the mutual written consent of Buyer and Seller, if the Closing shall not have occurred on or prior to the Termination Date; provided, however, that Seller shall not have the right to terminate this Agreement under this Section 8.1(c) if Seller is then in material breach of this Agreement;

(d)	By Buyer, by written notice to Seller, if Buyer has previously provided Seller with notice of any inaccuracy of any representation or warranty of Seller contained in Section 4.1, which inaccuracy would reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, a Material Adverse Effect, or notice of a material failure to perform any covenant of Seller contained in this Agreement or any Ancillary Agreement to which Seller is party, and Seller has failed, within 10 Business Days after such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Buyer of Seller’s ability to remedy such inaccuracy or perform such covenant; provided, however, that Buyer shall not have the right to terminate this Agreement under this Section 8.1(d) if Buyer is then in material breach of this Agreement;

(e)	By Seller, by written notice to Buyer, if Seller has previously provided Buyer with notice of any inaccuracy of any representation or warranty of Buyer contained in Section 4.2, which inaccuracy would reasonably be expected to result in, individually or in the aggregate with the results of other inaccuracies, the conditions set forth in Section 7.1 not being satisfied, or notice of a material failure to perform any covenant of Buyer contained in this Agreement or any Ancillary Agreement to which Buyer is party, and Buyer has failed, within 10 Business Days after such notice, to remedy such inaccuracy or perform such covenant or provide reasonably adequate assurance to Seller of Buyer’s ability to remedy such inaccuracy or perform such covenant; provided, however, that Seller shall not have the right to terminate this Agreement under this Section 8.1(e) if Seller is then in material breach of this Agreement;
(f)	By Buyer, by written notice to Seller, if any event, fact or circumstance identified in Section 7.2(h) shall have occurred; provided, however, that Buyer shall not have the right to terminate this Agreement under this Section 8.1(f) if Buyer is then in material breach of this Agreement;

(g)	By Buyer, by written notice to Seller, if the Bankruptcy Sale Order, in the form, substance and procedure satisfactory to Buyer, is not entered by the Bankruptcy Court on or before October 19, 2005;

(h)	By Buyer, by written notice to Seller, if (i) Seller ceases substantially all of its business operations, or any such cessation is authorized by Seller’s board of directors, (ii) the Bankruptcy Court enters an order authorizing (A) a cessation of substantially all of Seller’s business operations or (B) the liquidation of Seller’s estate or (iii) Seller’s chapter 11 case is converted to a chapter 7 case; or

(i)	By either party, if the Bankruptcy Court shall enter an order approving the sale of the Acquired Assets (or any material portion of the Acquired Assets) to any Person other than the Buyer.
     SECTION 8.2 Effect of Termination.
     In the event of termination pursuant to Section 8.1, this Agreement shall become null and void and have no effect (other than Section 5.6 and those provisions of Article 8, Article 10 and Article 11 that expressly survive termination), with no liability on the part of Seller or Buyer, or their respective Affiliates or respective Related Persons, with respect to this Agreement or any Ancillary Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for willful breach of this Agreement.
ARTICLE 9. SURVIVAL
     SECTION 9.1 Survival.
     Each of the representations and warranties, covenants and agreements of Seller and Buyer made in this Agreement shall not survive the Closing Date except where, and only to the extent that, the terms of any such covenant or agreement expressly provide for obligations extending after the Closing.
     SECTION 9.2 Specific Performance.
     Each party acknowledges that in case of any breach of their covenants or other obligations, the other party would suffer immediate and irreparable harm, which money damages would be inadequate to remedy, and accordingly, in case of any such breach each non-breaching party shall be entitled to obtain specific performance and other equitable remedies, in addition to other remedies provided in this Article 9.

     SECTION 9.3 Covenant Not to Sue.
(a)	On the Closing Date, and except as otherwise provided herein or in the Orders, Seller shall absolutely, unconditionally, and irrevocably release and discharge Buyer and Parent and each of their respective current and former directors, officers, employees, agents, managers, financial advisors, attorneys, partners, members, equity holders, Affiliates and representatives (in their capacity as such and in no other capacity) from any and all Claims based in whole or in part upon any act, omission, transaction, event or other occurrence taking place at any time on or before the Closing Date, with the exception of acts, omissions, transactions, events or occurrences resulting from or involving the gross negligence, breach of fiduciary duties, ultra vires acts or fraud of any such Persons, as determined by a final order of the Bankruptcy Court or other court of competent jurisdiction.

(b)	On the Closing Date, and except as otherwise provided herein, Buyer covenants and agrees not to sue or otherwise bring any action against Seller and each of the current and former directors, officers, employees, agents, managers, advisors, attorneys and representatives (in their capacity as such and in no other capacity) of Seller with respect to any and all Claims based in whole or in part upon any act, omission, transaction, event or other occurrence taking place at any time on or before the Closing Date, with the exception of acts, omissions, transactions, events or occurrences resulting from or involving the gross negligence, breach of fiduciary duties, ultra vires acts or fraud of any such Persons, as determined by a final order of the Bankruptcy Court or other court of competent jurisdiction.

(c)	On or after the Closing Date, and except as otherwise provided herein, Seller, at the direction of the Buyer, shall absolutely, unconditionally, and irrevocably release and discharge those entities who provide goods or services necessary to the business and operation of the Tom’s Foods business enterprise and with respect to the Acquired Assets and who agree to provide credit terms to the Buyer on and after the Closing Date, in each case as determined by the Buyer in its sole discretion, from any and all Claims, under sections 547, 548 and 550 of the Bankruptcy Code or otherwise, based in whole or in part upon any act, omission, transaction, event or other occurrence taking place at any time on or before the Closing Date.

(d)	Notwithstanding any other term in this Agreement to the contrary, the waivers, covenants and agreements contained in this Section 9.3 shall survive the Closing and shall bind and inure to the benefit of, as the case may be, the Buyer and its successors and assigns and the Seller and its estate, creditors, successors and assigns, including, without limitation, any trustee in any case under chapter 7 of the Bankruptcy Code.
ARTICLE 10. MISCELLANEOUS
     SECTION 10.1 Joint Drafting. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.
     SECTION 10.2 Further Assurances.
     At the request and the sole expense of the requesting party, Buyer or Seller, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or Seller, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement and the Ancillary Agreements.
     SECTION 10.3 Successors and Assigns.
(a)	Buyer shall have the right to assign to an Affiliate (each, an “Assignee”) any of its rights or obligations (including the right to acquire any of the Acquired Assets) and may require any such Assignee to pay all or a portion of the Total Consideration that is described in Section 2.1 and/or to assume all or a portion of those Assumed Liabilities that are described in Section 1.3 and relate to the Acquired Assets acquired by the Assignee (“Assignable Liabilities”). In the event of any assignment pursuant to this Section 10.3(a), Buyer shall not be relieved of any liability or obligation hereunder; provided that, Buyer shall, with Seller’s approval, which shall not be unreasonably withheld, be fully released from such Assignable Liabilities upon their assumption by an Assignee.

(b)	Buyer shall have the right to assign this Agreement or any of its rights or obligations hereunder collaterally to any lender of Buyer; provided, however, that no such assignment shall relieve Buyer of its obligations to Seller hereunder.

(c)	Seller shall not assign this Agreement or any of its rights or obligations hereunder. This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto, including, without limitation, any trustee appointed in the Bankruptcy Case or subsequent chapter 7 case and Seller, if the Bankruptcy Case is dismissed.
     SECTION 10.4 Governing Law; Jurisdiction.
     This Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of New York (without giving effect to the principles of conflicts of laws thereof), except to the extent that the laws of such State are superseded by the Bankruptcy Code or other applicable federal law. For so long as Seller is subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with the Agreement, and consent to the exclusive jurisdiction of, the Bankruptcy Court. After Seller is no longer subject to the jurisdiction of the Bankruptcy Court, the parties irrevocably elect, as the sole judicial forum for the adjudication of any matters arising under or in connection with this Agreement, and consent to the jurisdiction of, any state or federal court having competent jurisdiction over the Borough of Manhattan, New York, New York.

     SECTION 10.5 Expenses.
     Except as otherwise provided in this Agreement, each of the parties shall pay its own expenses in connection with this Agreement and the transactions contemplated hereby, including, without limitation, any legal and accounting fees, whether or not the transactions contemplated hereby are consummated. Buyer shall pay the cost of all surveys, title insurance policies and title reports ordered by Buyer.
     SECTION 10.6 Broker’s and Finder’s Fees.
     Each of the parties represents and warrants that it has not engaged any broker or finder in connection with any of the transactions contemplated by this Agreement and, insofar as such party knows, no broker or other Person is entitled to any commission or finder’s fee in connection with any of such transactions, except for Buyer’s obligations to Giuliani Capital Advisors.
     SECTION 10.7 Severability.
     In the event that any part of this Agreement is declared by any court or other judicial or administrative body to be null, void or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Agreement shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of (a) the date of this Agreement and (b) the date this Agreement was last amended.
     SECTION 10.8 Notices.
(a)	All notices, requests, demands, consents and other communications under this Agreement shall be in writing and shall be deemed to have been duly given: (i) on the date of service, if served personally on the party to whom notice is to be given; (ii) on the day of transmission, if sent via facsimile transmission to the facsimile number given below; (iii) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service addressed to the party to whom notice is to be given; or (iv) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid and properly addressed, to the party as follows:
If to Seller:
Tom’s Foods Inc.
c/o PIRINATE Consulting Group, LLC
5 Canoe Brook Drive
Livingston, New Jersey 07039
Attention: Eugene Davis
Facsimile: (973) 535-1843

With a copy (which shall not constitute notice) to:
Greenberg Traurig, LLP
The Forum, Suite 400
3290 Northside Parkway
Atlanta, Georgia 30327
Attention: David B. Kurzweil, Esq.
Facsimile: (678) 553-2212
If to Buyer:
Columbus Capital Acquisitions, Inc.
Post Office Box 32368
Charlotte, NC 28232
Attention: David V. Singer
Facsimile: (704) 554-5562
With a copy (which shall not constitute notice) to:
Kennedy Covington Lobdell & Hickman, L.L.P.
Hearst Tower, 47th Floor
214 North Tryon Street
Charlotte, NC 28202
Attention: A. Zachary Smith, III
Facsimile: (704) 353-3174
(b)	Any party may change its address or facsimile number for the purpose of this Section 10.8 by giving the other parties written notice of its new address in the manner set forth above.
     SECTION 10.9 Amendments; Waivers.
     This Agreement may be amended or modified, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, only by a written instrument executed by Buyer and Seller, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any condition, or of the breach of any provision, term, covenant, representation or warranty contained in this Agreement, in any one or more instances, shall not be deemed to be or construed as a furthering or continuing waiver of any such condition, or of the breach of any other provision, term, covenant, representation or warranty of this Agreement.
     SECTION 10.10 Public Announcements.
     Neither party shall make any press release or public announcement concerning the transactions contemplated by this Agreement without first coordinating their communications strategy with the other party, unless a press release or public announcement is required by law, the rules of any stock exchange or order of the Bankruptcy Court. If any such announcement or other disclosure is required by law, the rules of any stock exchange or order of the Bankruptcy Court, the form and content of any such announcing or other disclosure shall be subject to the prior written consent of the other party, which consent shall not be unreasonably withheld.
     SECTION 10.11 Entire Agreement.
     This Agreement and the Ancillary Agreements contain the entire understanding between the parties with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions. All Schedules hereto and any documents and instruments delivered pursuant to any provision hereof are expressly made a part of this Agreement as fully as though completely set forth herein.
     SECTION 10.12 No Third Party Beneficiaries.
     Except as set forth in Section 9.3, nothing in this Agreement is intended to or shall confer any rights or remedies under or by reason of this Agreement on any Persons other than Seller and Buyer and their respective successors and permitted assigns. Nothing in this Agreement is intended to or shall relieve or discharge the obligation or liability of any third Persons to Seller or to Buyer. Except as set forth in Section 9.3, this Agreement is not intended and shall not give any third Persons any right of subrogation or action over or against Sellers or against Buyer.
     SECTION 10.13 Headings.
     The article and section headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
     SECTION 10.14 Counterparts.
     This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute the same agreement.
     SECTION 10.15 Construction.
     Any reference to any law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation. Any reference to the singular in this Agreement shall also include the plural and vice versa.
ARTICLE 11. DEFINITIONS
     SECTION 11.1 Certain Terms Defined.
     As used in this Agreement, the following terms have the following meanings:
     “Accounts Receivable” has the meaning set forth in Section 1.1(d).
     “Acquired Assets” has the meaning set forth in Section 1.1.

     “Acquired Contracts” has the meaning set forth in Section 1.1(c).
     “Acquired Intellectual Property” has the meaning set forth in Section 1.1(g).
     “Administrative Creditor Obligations” has the meaning set forth in Section 1.7(a).
     “Administrative Creditor Obligations Limit” has the meaning set forth in Section 1.7(b).
     “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.
     “Agent” has the meaning given that term in the Post-Petition Credit Agreement.
     “Agreement” has the meaning set forth in the Preamble.
     “Allocation” has the meaning set forth in Section 6.3.
     “Ancillary Agreement” means any other agreement that the Seller or Buyer, as applicable, may enter into in connection with the consummation of the transactions contemplated hereby.
     “Assignable Liabilities” has the meaning set forth in Section 10.3(a).
     “Assignee” has the meaning set forth in Section 10.3(a).
     “Assumed Liabilities” has the meaning set forth in Section 1.3.
     “Auction” means the auction described in the Bidding Procedures Order.
     “Avoidance Actions” means all Claims of a Debtor assertable or arising under chapter 5 of the Bankruptcy Code, including, without limitation, all preference, fraudulent transfer, and other Claims to avoid a transfer, or under any other applicable law.
     “Bankruptcy Case” has the meaning set forth in Recital A.
     “Bankruptcy Code” has the meaning set forth in Recital A.
     “Bankruptcy Court” has the meaning set forth in Recital A.
     “Bankruptcy Rules” has the meaning set forth in Recital C.
     “Bankruptcy Sale Order” has the meaning set forth in Recital C.
     “Bidding Procedures Order” has the meaning set forth in Recital D.
     “Business Day” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York City, New York are authorized by law or other governmental action to close.

     “Buyer” has the meaning set forth in the Preamble.
     “Carriage Hill” has the meaning set forth in Section 4.1(f).
     “Cash” means all cash and cash equivalents.
     “Cash Purchase Price” has the meaning set forth in Section 2.1.
     “Causes of Action” means all Claims, causes of action, including, without limitation, the Avoidance Actions, that the Seller or any of its Affiliates may have against any other Person.
     “Claim” means all rights, claims, causes of action, defenses, debts, demands, damages, offset rights, setoff rights, recoupment rights, obligations, and liabilities of any kind or nature under contract, at law or in equity, known or unknown, contingent or matured, liquidated or unliquidated, and all rights and remedies with respect thereto.
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” has the meaning set forth in Section 3.1.
     “COBRA” has the meaning set forth in Section 1.3(f).
     “COBRA Records” has the meaning set forth in Section 5.4(f).
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Consents” has the meaning set forth in Section 4.1(g).
     “Contract” means any written contract, agreement, lease or sublease, license or sublicense, instrument, indenture, commitment or undertaking.
     “CRO” means Eugene Davis or any Person who may succeed Eugene Davis as the Chief Restructuring Officer of Seller, in accordance with and subject to the terms of the DIP Order and the Post-Petition Credit Agreement.
     “Cure Costs” means all Pre-Petition Cure Costs and all Post-Petition Cure Costs.
     “Deposit” has the meaning set forth in Section 2.1.
     “DIP Loan Lenders” means the lenders under the Post-Petition Credit Agrement, dated as of May 6, 2005, entered into by Seller and approved by the Bankruptcy Court.
     “DIP Loan Claims” means the secured Claims of the DIP Loan Lenders granted pursuant to the terms of, and the transactions described in, the DIP Order and Post-Petition Credit Agreement that remain payable on the Closing Date.
     “DIP Order” means the “Final Order Pursuant to sections 361, 363 and 364 of the Bankruptcy Code and Rule 4001 of the Federal Rules of Bankruptcy Procedure (I) Authorizing Debtor to Obtain Post-Petition Financing, Granting Senior Liens and Superpriority

Administrative Expense Status, Modifying the Automatic Stay, Authorizing Debtor to Enter into Agreements with Fleet Capital Corporation, as Agent for Certain Lenders, (II) Authorizing Debtor to Pay in Full Certain Secured Claims of Fleet Capital Corporation, (III) Authorizing Use of Cash Collateral and (IV) Authorizing Grant of Adequate Protection” entered by the Bankruptcy Court on May 4, 2005.
     “Employee Benefit Plans” means all employee benefit plans as defined in section 3(3) of ERISA, all compensation, pay, severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing or deferred compensation plans, Contracts, programs, funds or arrangements of any kind and all other employee benefit plans, programs, funds or arrangements (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated, and whether or not subject to ERISA) and any trust, escrow or similar agreement related thereto, whether or not funded.
     “Environmental Laws” means all applicable federal, state and local statutes, ordinances, rules, orders, judgments, junctions, decrees, regulations and other provisions having the force of law, all judicial and administrative orders and determinations, and all common law concerning pollution or protection of human health and the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any Hazardous Materials.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) (i) under common control within the meaning of section 4001(b)(1) of ERISA with such Person or (ii) which together with such Person is treated as a single employer under sections 414(b), (c), (m), (n) or (o) of the Code.
     “Estate Action Proceeds Agreement” means the agreement to be entered into by Buyer and Seller on or prior to the Closing Date pursuant to which the Seller agrees to pursue and bring available Causes of Action upon the request of Buyer, subject to the terms of this Agreement, and the Buyer agrees to fund such actions, with the proceeds from any such actions to be delivered to Buyer.
     “Escrow Agent” has the meaning set forth in Section 2.1.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Excluded Assets” has the meaning set forth in Section 1.2.
     “Excluded Liabilities” has the meaning set forth in Section 1.4.
     “Execution Date” has the meaning set forth in the Preamble.
     “GAAP” means United States generally acceptable accounting principles as in effect as of the Execution Date.

     “Government” means any agency, division, subdivision or governmental or regulatory authority or any adjudicatory body thereof, of the United States, or any state thereof.
     “Hazardous Materials” means any hazardous or toxic substance or waste or any contaminant or pollutant regulated or otherwise creating liability under Environmental Laws, including, without limitation, “hazardous substances” as defined by the Comprehensive Environmental Response Compensation and Liability Act, as amended, “toxic substance” as defined by the Toxic Substance Control Act, as amended, “hazardous wastes” as defined by the Resource Conservation and Recovery Act, as amended, “hazardous materials” as defined by the Hazardous Materials Transportation Act, as amended, thermal discharges, radioactive substances, PCBs, natural gas, petroleum products or byproducts and crude oil.
     “Indebtedness” has the meaning given that term in the Post-Petition Credit Agreement.
     “Improvements” means the buildings, improvements and structures of Sellers now existing on the Real Property or demised under any lease of, or other Contract for the use of, real property, and any and all fixtures appurtenant thereto.
     “Information Technology” has the meaning set forth in Section 4.1(l).
     “Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names and trade dress rights, together with all goodwill of the business symbolized by and associated with such marks, names and rights; internet domain names, trade secrets and copyrights; foreign equivalent or counterpart rights having similar effect in any jurisdictions throughout the world; extensions, renewals, registrations and applications for registration of any of the foregoing; and all proceeds of any of the foregoing, including, without limitation, any and all causes of action which may exist by reason of infringement thereof and any and all damages arising from past, present and future violations thereof.
     “Inventory” means all the finished goods, raw materials, work in process and inventoriable supplies owned by Seller on the Closing Date.
     “Leased Real Property” has the meaning set forth in Section 1.1(a).
     “Letters of Credit” has the meaning given that term in the Post-Petition Credit Agreement.
     “Lien” has the meaning given to that term in the Bankruptcy Code.
     “Material Adverse Effect” means a state of facts, event, change or effect with respect to the Acquired Assets, the Assumed Liabilities or the enforceability of any Acquired Contract(s), that results in a material adverse effect on the value of the Acquired Assets, taken as a whole, or a material increase in the amount of the Assumed Liabilities, taken as a whole, but excludes any state of facts, event, change or effect caused by events, changes or developments relating to (A) changes or conditions affecting the snack food manufacturing and distributing industry generally; (B) changes in economic, regulatory or political conditions generally; or (C) any action of Seller pursuant to any order of the Bankruptcy Court entered prior to the date hereof, including, without limitation, the transactions contemplated by this Agreement or any of the

Ancillary Agreements or the announcement thereof. For the avoidance of doubt, the following facts, events, changes and effects shall constitute a Material Adverse Effect:
     (1) in the event any customer of Seller that purchased more than $1,000,000 in products from the Seller in 2004 shall seek to terminate its purchase contract or purchasing arrangements with Seller or shall seek to reduce its product purchases for any month by 10% or more, as compared to the same month in 2004, or shall advise the Seller that it intends to take any of the actions described in this clause; and
     (2) in the event that the Seller has less than $19,000,000 in Cash (excluding the $750,000 DIP escrow reserve and net of the aggregate amount of all checks drawn on the Seller’s accounts that shall not have cleared), Accounts Receivable and Inventory at the time of the Closing.
     “Motor Vehicles” has the meaning set forth in Section 1.1(h).
     “Non-Executive Employees” has the meaning set forth in Section 5.4(b).
     “Operating Expenses” has the meaning set forth in Section 1.3(a).
     “Orders” means the Bankruptcy Sale Order and the Bidding Procedures Order.
     “Owned Machinery and Equipment” has the meaning set forth in Section 1.1(b).
     “Owned Real Property” has the meaning set forth in Section 1.1(a).
     “Parent” has the meaning set forth in the Preamble.
     “Permits” has the meaning set forth in Section 1.1(j).
     “Permitted Liens” mean: (a) Liens for Taxes, assessments and Government or other similar charges that are not yet due and payable, (b) easements, licenses, unrecorded real estate agreements, restrictions and other matters of record which either (i) the title company has agreed to affirmatively insure against loss caused thereby in the applicable title policy, by way of ALTA coverage or other affirmative cover, reasonably acceptable to Buyer, or (ii) do not materially and adversely affect the operation of the Real Property in question as currently and previously used in the operation of the Seller’s business, (c) any state of facts a survey or other visual inspection would show that do not materially and adversely affect the operation of the Real Property in question as currently and previously used in the operation of Seller’s business, and (d) Liens arising from the Assumed Liabilities.
     “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or Government.
     “Petition Date” has the meaning set forth in Recital A.

     “Post-Petition Credit Agreement” means the Post-Petition Credit Agreement, dated as of May 6, 2005, entered into by Seller and the DIP Loan Lenders and approved by the Bankruptcy Court.
     “Post-Petition Cure Costs” means all post-petition costs and expenses required by the Bankruptcy Court to cure all monetary defaults under the Acquired Contracts so that they may be assigned to Buyer pursuant to section 365 of the Bankruptcy Code.
     “Pre-Petition Cure Costs” means all pre-petition costs and expenses required by the Bankruptcy Court to cure all monetary defaults under the Acquired Contracts so that they may be assigned to Buyer pursuant to section 365 of the Bankruptcy Code.
     “Real Property” has the meaning set forth in Section 1.1(a).
     “Related Person” means, with respect to any Person, all past, present and future directors, officers, members, managers, stockholders, employees, controlling persons, agents, professionals, attorneys, accountants, lenders, investment bankers or representatives of any such Person.
     “Required Seller Financial Statements” has the meaning set forth in Section 5.3(e).
     “Securities Act” means the Securities Act of 1933, as amended.
     “SEC” means the Securities and Exchange Commission.
     “Seller” has the meaning set forth in the Preamble.
     “Seller Benefit Plans” has the meaning set forth in Section 1.2(c).
     “Seller Controlled Group” has the meaning set forth in Section 1.2(c).
     “Seller Professional Carve-Out Guaranty” has the meaning set forth in Section 1.7(d).
     “Supplies” means all supplies, items and materials (including spare parts) owned by Seller on the Closing Date.
     “Tax Return” means any report, return, information return, filing or other information, including any schedules, exhibits or attachments thereto, and any amendments to any of the foregoing required to be filed or maintained in connection with the calculation, determination, assessment or collection of any Taxes (including estimated Taxes).
     “Taxes” means all taxes, however denominated, including any interest, penalties or additions to tax that may become payable in respect thereof, imposed by any Government, whether payable by reason of contract, assumption, transferee liability, operation of law or Treasury Regulation section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign law), which taxes shall include all income taxes, payroll and employee withholding, unemployment insurance, social security (or similar), sales and use, excise, franchise, gross receipts, occupation, real and personal property, stamp, transfer, workmen’s compensation, customs duties, registration, documentary, value added, alternative or add-on minimum, estimated, environmental (including taxes under section 59A of the Code) and other assessments or obligations of the same or a similar nature, whether arising before, on or after the Closing Date.
     “Technology” means any and all inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, confidential information and proprietary information, whether or not patented or patentable, writings and other copyrightable works and works in progress, databases and software.
     “Termination Date” has the meaning set forth in Section 8.1(b).
     “Title Company” means First American Title Insurance Company or such other title insurance company reasonably acceptable to Buyer.
     “Tom’s Foods Name” means any name including the words “Toms Foods” and any other tradenames, trademarks or servicemarks owned by Seller or licensed to Seller.
     “Total Consideration” has the meaning set forth in Section 2.1.
     “Transaction Taxes” has the meaning set forth in Section 6.1.
     “UCC” has the meaning set forth in Section 5.6.
     “WARN Act” has the meaning set forth in Section 1.3(g).
[Signatures on following page.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BUYER: COLUMBUS CAPITAL ACQUISTIONS, INC.
By:	/s/ David V. Singer
David V. Singer
President

SELLER: TOM’S FOODS INC.
By:	/s/ Eugene I. Davis
	Name:	Eugene I. Davis
	Title:	CRO

FOR PURPOSES OF SECTION 5.7: PARENT: LANCE, INC..
By:	/s/ David V. Singer
David V. Singer
President and Chief Executive Officer